

March 1, 2010

Stop 4631

<u>Via U.S. mail and facsimile</u>

Mr. Siew Mee Fam, Chief Executive Officer and President
Windstar, Inc.
No 47 Hala Pegoh,
8 Taman Sri Pengkalan 31650
Ipoh, Perak, Malaysia

Re: Windstar, Inc.
        Post-effective Amendment No. 2 to Registration Statement on Form S-1
        Filed on: February 24, 2010
        File No.: 333-146834

Dear Mr. Fam:

        We have reviewed the above-captioned filing and have the following additional comments.

<u>General</u>

1. The financial statements in the amended registration statement should include results for the first quarter ended December 31, 2009 in accordance with Article 8-08 of Regulation S-X.

<u>Explanatory Note, page 2</u>

2. Since post-effective amendment no. 1 was made on Form S-1, please delete the second paragraph of you explanatory note and state the purpose(s) for which the post-effective amendment no. 2 to the Form S-1 was filed.

                    *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding the above comments, please do not hesitate to contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Branch Chief, Legal